UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

China Yida Holding Co.  (Name of Issuer)

Common (Title of Class of Securities)

16945D303    (CUSIP Number)

12/31/2014 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule
pursuant to which this Schedule is filed:
[   ]
Rule 13d-1(b)
[ x  ]
Rule 13d-1(c)
[   ]
Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934
(Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).


CUSIP No. 16945D303

1.
Names of Reporting Persons.  Pope Investments II LLC
I.R.S. Identification Nos. of above persons 26-0281944
2.
Check the Appropriate Box if a Member of a Group


(a)
(b)

3. Not applicable

4.
Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting
Person With

5.
Sole Voting Power 678,713
See Item 4 below.
6.
Shared Voting Power 678,713
See Item 4 below.
7.
Sole Dispositive Power  678,713
See Item 4 below.
8.
Shared Dispositive Power 678,713
See Item 4 below.
9.
Aggregate Amount Beneficially Owned by Each
Reporting Person  678,713
10.
Check if the Aggregate Amount in Row (9) Excludes Certain Shares
See Item 4 below.
11.
Percent of Class Represented by Amount in Row (9) 17.34%
See Item 4 below.
12.
Type of Reporting Person (See Instructions)  OO
*  See Item 4 below.

1.
Names of Reporting Persons.  Pope Investments LLC
I.R.S. Identification Nos. of above persons 20-3955985
2.
Check the Appropriate Box if a Member of a Group


(a)
(b)

3. Not applicable

4.
Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned byEach Reporting Person With

5.
Sole Voting Power 223,079
See Item 4 below.
6.
Shared Voting Power 223,079
See Item 4 below.
7.
Sole Dispositive Power  223,079
See Item 4 below.
8.
Shared Dispositive Power 223,079
See Item 4 below.
9.
Aggregate Amount Beneficially Owned by Each
Reporting Person  223,079
10.
Check if the Aggregate Amount in Row (9) Excludes Certain Shares
See Item 4 below.
11.
Percent of Class Represented by Amount in Row (9) 5.70%
See Item 4 below.
12.
Type of Reporting Person (See Instructions)  OO
*  See Item 4 below.

1.
Names of Reporting Persons.  Pope Asset Management, LLC
I.R.S. Identification Nos. of above persons 62-1871308

2.
Check the Appropriate Box if a Member of a Group

(a)
(b)

3.
SEC Use Only

4.
Citizenship or Place of Organization Tennessee

Number of Shares Beneficially Owned by Each Reporting
Person With

5.
Sole Voting Power 924,514*
6.
Shared Voting Power 924,514*
7.
Sole Dispositive Power  924,514*
8.
Shared Dispositive Power 924,514*

9.
Aggregate Amount Beneficially Owned by Each
Reporting Person 924,514*
10.
Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.
Percent of Class Represented by Amount in Row (9) 23.62%
The amount reported above includes an aggregate of ownership by Pope Asset Management, LLC, Pope Investments LLC and Pope Investments II LLC. Pope Asset Management, LLC is the investment advisor for Pope Investments II LLC and Pope Investments LLC.
As of the date of this report, Pope Asset Management, LLC owns 22,722 shares of common stock of China Yida Holding Co on behalf of its clients.
Pope Investments II LLC owns 678,713 shares of common stock of China Yida Holding Co.
Pope Investments LLC owns 223,079 shares of common stock of China Yida Holding Co. Therefore, Pope Asset Management,LLC, as investment adviser to Pope Investments II LLC and Pope Investments LLC, could be deemed to be beneficial owners of 924,514 shares of China Yida Holding Co.

12.
Type of Reporting Person (See Instructions)  IA
*  See Item 4 below.

Names of Reporting Persons.  William P. Wells
I.R.S. Identification Nos. of above persons 426961338

2.
Check the Appropriate Box if a Member of a Group


(a)
(b)

3.
SEC Use Only

4.
Citizenship or Place of Organization Tennessee

Number of Shares Beneficially Owned by Each Reporting
Person With

5.
Sole Voting Power 924,514*
6.
Shared Voting Power 924,514*
7.
Sole Dispositive Power  924,514*
8.
Shared Dispositive Power 924,514*

9.
Aggregate Amount Beneficially Owned by Each
Reporting Person 924,514*
10.
Check if the Aggregate Amount in Row (9) Excludes Certain Shares
See Item 4 below
11.
Percent of Class Represented by Amount in Row (9) 23.62%

*The amount reported above includes an aggregate ownership by Pope Asset Management, LLC, Pope Investments LLC and Pope Investments II LLC. Pope Asset Management, LLC is the investment adviser for Pope Investments II LLC and Pope Investments LLC.
William P. Wells is the Chief Manager of
Pope Asset Management, LLC. Therefore, William P. Wells as Chief Manager of Pope Asset Management, LLC, and because Pope Asset Management, LLC is investment adviser Pope Investments II LLC and Pope Investments LLC. William P. Wells could be deemed to be beneficial owner of 912,406 shares of China Yida Holding Co.

12.
Type of Reporting Person (See Instructions)  IN
*  See Item 4 below.

Item 1.

(a)
Name of Issuer  China Yida Holding Co.

(b)
Address of Issuer's Principal Executive Offices
28/F Yifa Building, No. 111 Wusi Road
Fuzhou, Fujian, P. R. China

Item 2.

(a)
This statement is filed by and on behalf of:
Pope Asset Management, LLC ("Pope Asset"), Pope Investments LLC, a Delaware limited liability company ("Pope 1") and Pope Investments II LLC, a Delaware limited liability company ("Pope 2"). William P. Wells is sometimes referred
("Mr. Wells"). Pope Asset serves as an investment adviser and/or manager to various persons, including Pope 2 and Pope 1.
Pope Asset is the sole manager for Pope 1 and Pope 2 and has sole voting control and investment and disposition power and discretion with respect to all securities held by Pope 1 and Pope 2.
Pope Asset may be deemed to beneficially own shares owned and/or held by and for the account of and/or benefit of various persons, including Pope 1 and Pope 2. Mr. Wells is the sole manager of Pope Asset. Mr. Wells may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or benefit Pope 1 and Pope 2. Pope Asset and Mr. Wells each declares that neither the filing of this statement nor anything herein shall be construed as an admission that such reporting person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement. Each of the reporting persons may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of
Section 13(d) or 13(g) of the Act. Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer, or (ii) a member of any group with respect to the issuer or any securities of the issuer. Pope 1, Pope 2, Pope Asset, and Mr. Wells have entered into a Joint Filing Agreement, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

(b)
Address of Principal Business Office or if none,
Residence  5100 Poplar Ave Ste 805 Memphis TN  38137

(c)
Citizenship

(i)	Pope 1 - Delaware
(ii) 	Pope 2 - Delaware
(iiI)	Pope Asset Management - Tennessee
(iv)	Mr. Wells - Tennessee

(d)
Title of Class of Securities  Common Stock
(and warrants held by Pope 2 as more fully described in Item 4 below.)

(e)
CUSIP Number  16945D303

Item 3.
If this statement is filed pursuant to
240.13d-1(b) or 240.13d-2(b) or (c) check
whether the person filing is a:

Not applicable.

Item 4.
Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
Explanatory Notes.
For purposes of determining the percentages reported in this statement, the Reporting Persons utilized 3,914,580 as the Issuer's the total outstanding shares of Common Stock as filed in the Issuer's September 30, 2014 10-Q filing which was filed on November 11, 2014.

(a)
Amount beneficially owned:

Pope Asset Management, LLC: 924,514
Pope Investments LLC:  223,079
Pope Investments II LLC:  678,713
William P. WElls:  924,514


(b)
Percent of class:

Pope Asset Managmement, LLC:  23.62%
Pope Investments II LLC:  17.34%
Pope Investments LLC:  5.70%
William P. Wells:  23.62%


(c)
Number of shares as to which the person has:


(i)
Sole power to vote or to direct the vote:

Pope Asset Management, LLC: 924,514
Pope Investments LLC:  223,079
Pope Investments II LLC:  678,713
William P. WElls:  924,514


(ii)
Share power to vote or to direct the vote:

Pope Asset Managmement, LLC:  0
Pope Investments LLC:  223,079
Pope Investments II LLC:  678,713
William P. Wells:  0

(iii)
Sole power to dispose or to direct the disposition of:

Pope Asset Management, LLC: 924,514
Pope Investments LLC:  223,079
Pope Investments II LLC:  678,713
William P. WElls:  924,514

(iv)
Shared power to dispose or to direct the disposition of:

Pope Asset Managmement, LLC:  0
Pope Investments LLC:  223,079
Pope Investments II LLC:  678,713
William P. Wells:  0

Pope Asset does not directly own any shares of the issuer's Common Stock or any Warrants to purchase shares of the Issuer's Common Stock. Pope Asset is the sole Manager of Pope 1 and Pope 2.
Mr. Wells is the Manager of Pope Asset. Pope Asset may be deemed to beneficially own shares owned and/or held by and for the account of and/or benefit of various persons, including Pope 1 and Pope 2. Mr. Wells may be deemed to own shares owned and/or held by and/or for the account of and/or benefit of Pope 1 and Pope 2. Each of Pope Asset and Mr. Wells declares that neither the filing of this statement nor anything herein shall be construed as an admission that such reporting person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Item 5.
Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
Instruction: Dissolution of a group requires a response to this item.

Item 6.
Ownership of More than Five Percent on Behalf of
Another Person.
If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Pope Asset serves and an investment adviser and/or manager to various persons, including Pope 1 and Pope 2.
Pope Asset is the sole manager for Pope 1 and Pope 2 and has sole voting control and investment and disposition power and discretion with respect to all securities held by Pope 1 and Pope 2.
Pope Asset may be deemed to beneficially own shares owned and/or held by and for the account of and/or benefit of various persons, including Pope 1 and Pope 2. Mr. Wells is the chief manager of Pope Asset. Mr. Wells may be deemed to own shares owned and/or held by and/or for the account of and/or benefit of Pope 1 and Pope 2.

Item 7.
Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the
Parent Holding Company or Control Person.
If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8.
Identification and Classification of Members of the Group
If a group has filed this schedule pursuant to

240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to 240.13d-1(c) or 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9.
Notice of Dissolution of Group
Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.


Item 10.
Certification

(a)
The following certification shall be included if the statement is filed pursuant to 240.13d-1(b):
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
02/13/2015  Date

Pope Asset Management, LLC
BY:  Pope Asset Management, LLC, Manager
William P. Wells/President

Pope Investments LLC
By:  Pope Investments II LLC
Signature
William P. Wells/Managing Member   Name/Title

Pope Investments II LLC
By:  Pope Investments II LLC
Signature
William P. Wells/Managing Member   Name/Title

Exhibit 99.1

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, $.001 par value, of China Yida Corp., a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in a accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.
This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
Dated:  February 13, 2015.

Pope Investments LLC
By:  Pope Asset Management, LLC, Manager
Signature
William P. Wells/Managing Member   Name/Title

Pope Investments II LLC
By:  Pope Asset Management, LLC, Manager
Signature
William P. Wells/Managing Member   Name/Title

By:  Pope Asset Management, LLC, Manager
Signature
William P. Wells/President   Name/Title

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.